                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     (Mark One):

     X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED). For the fiscal year ended December 31, 1997.

         TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the transaction period
         from            to               .

     Commission file number: 21859.

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Factory Card Outlet of America Ltd. Incentive Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Factory Card Outlet Corp.
                                2727 Diehl Road
                          Naperville, Illinois 60563

                             Required Information
                             --------------------

Item 4

     In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the fiscal years ended December 31, 1997 and December 31, 1996

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized.

Date: June 29, 1998                 FACTORY CARD OUTLET OF AMERICA LTD.
                                    INCENTIVE SAVINGS PLAN


                                    By: /s/ Matthew Ellis
                                        -----------------
                                        Matthew Ellis
                                        Plan Administrator

                                    By: /s/ Glen J. Franchi
                                        -------------------
                                        Glen J. Franchi
                                        Plan Administrator

                                    By: /s/ Jeffrey Kelly
                                        -----------------
                                        Jeffrey Kelly
                                        Plan Administrator

                                    By: /s/ Carol A. Travis
                                        -------------------
                                        Carol A. Travis
                                        Plan Administrator

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

TABLE OF CONTENTS
========================================================================================

                                                                                 Page(s)
                                                                                 -------
Independent Auditors' Report.........................................                5

Statements of Net Assets Available for Plan Participants.............                6

Statements of Changes in Net Assets Available for Plan Participants..                7

Notes to Financial Statements........................................             8-12

                                                                       Schedule
                                                                       --------

Item 27a -- Schedule of Assets Held for Investment Purposes............   1         13

Item 27d -- Schedule of Reportable Transactions........................   2         14

                         Independent Auditors' Report


The Plan Administrators
Factory Card Outlet of America Ltd.
   Incentive Savings Plan:


We have audited the accompanying statements of net assets available for plan participants of Factory Card Outlet of America Ltd. Incentive Savings Plan
(Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan participants for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



Chicago, Illinois
June 22, 1998                                          /s/ KPMG Peat Marwick LLP

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Statements of Net Assets Available for Plan Participants

December 31, 1997 and 1996

================================================================================
                                                            1997         1996
--------------------------------------------------------------------------------
Assets:
    Cash and cash equivalents                           $  169,387       78,571
    Investments:
      Bank One, Chicago NA pooled investment
        funds, at fair value:
          Income fund                                      528,428      330,989
          Equity fund                                      997,370      620,829
          Guaranteed principal fund                        517,188      415,794
          Factory Card Outlet Corp. common
            stock fund                                      55,587            -
      Participant loans                                    110,664      111,968
    Receivables:
      Employer contributions                                11,918        7,897
      Employee contributions                                42,662       28,613
      Accrued income                                         3,854        2,797

--------------------------------------------------------------------------------
Total assets                                             2,437,058    1,597,458

Liabilities  refund of excess employee contributions        (2,026)     (10,398)
--------------------------------------------------------------------------------

Net assets available for plan participants              $2,435,032    1,587,060
================================================================================

See accompanying notes to financial statements.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Statements of Changes in New Assets Available for Plan Participants

Years ended December 31, 1997 and 1996

--------------------------------------------------------------------------------
                                                           1997        1996
--------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net investment income                                $ 45,437     35,139
    Net appreciation in market
      value of investments                                215,859     87,738
    Interest income on participant loans                    6,753      3,872
--------------------------------------------------------------------------------

                                                          268,049    126,749

  Contributions:
    Employer                                              138,191    102,029
    Employee                                              499,120    373,245
    Rollover                                               62,460     51,769
--------------------------------------------------------------------------------

Total additions                                           967,820    653,792
--------------------------------------------------------------------------------
Deductions from net assets attributed to:
  Vested benefits of terminated participants             (116,219)  (143,520)
  Refund of excess employee contributions                  (2,026)   (10,398)
  Hardship withdrawals                                     (1,603)    (1,150)
--------------------------------------------------------------------------------

Total deductions                                         (119,848)  (155,068)
--------------------------------------------------------------------------------
Net increase                                              847,972    498,724

Net assets available for plan participants:
  Beginning of year                                     1,587,060  1,088,336
--------------------------------------------------------------------------------
  End of year                                          $2,435,032  1,587,060
================================================================================

See accompanying notes to financial statements.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 1997 and 1996

================================================================================
(1)  Description of the Plan

     The following brief description of the Factory Card Outlet of America Ltd. Incentive Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan is a defined contribution plan sponsored by Factory Card Outlet of America Ltd. (Company) for all eligible employees, as defined in the Plan agreement. The Plan as adopted by the Company is a profit sharing plan with a cash or deferred savings feature. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Bank One, Chicago NA serves as the Plan's trustee and investment manager.

     Each participant is 100% vested in his or her salary reduction contribution, the Company's discretionary matching contributions, and actual earnings thereon at all times. Vesting in the Company's discretionary base contribution is based on years of continuous service. A participant is 100% vested after five years of credited service or upon death, disability, or the attainment of normal retirement age. Payments are generally made on a lump-sum basis upon termination.

     Upon satisfaction of certain conditions and approval of the Plan Administrator, participants may request and receive loans of up to 50% of their vested contribution account balance. Such loans bear interest at the prime rate in effect at the time of issuance plus one percent and are repaid through payroll deductions.

     A participant's retirement account is credited with the Company's discretionary matching and base contributions, the salary reduction contribution, and allocations of forfeitures and plan earnings. Allocations are based upon participant earnings and account balances as defined. Participants are also able to roll over balances from other qualified plans. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Forfeitures become available for allocation when a terminated participant incurs five consecutive one-year breaks in service, as defined in the Plan, or receives a distribution of the vested portion of the discretionary base contribution account. The nonvested portion of amounts which are forfeited are allocated among the remaining participants in the Plan. As of the last day of each plan year, forfeitures are allocated among active participants in the ratio of each participant's compensation during the year to the total plan compensation during the year.

(2)  Summary of Significant Accounting Policies

     A summary of the Plan's significant accounting policies, which have been consistently applied in the preparation of the accompanying financial statements on the accrual basis of accounting, is as follows:

          Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for plan participants and disclosure of commitments at the date of the financial statements, and the changes in net assets available for plan participants during the reporting periods. Actual results could differ from those estimates.

                                                                     (Continued)

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

================================================================================

          Investments

     Investments are stated at market value. Changes in the market value of securities held are reported as unrealized appreciation or depreciation in market value of investments in the accompanying statements of changes in net assets available for plan participants. Purchases and sales of investments are recorded on a trade-date basis.

     Participant loans are valued at the outstanding principal balance.

     The Plan offers four alternative investment options the income fund, the equity fund, the guaranteed principal fund, and the Factory Card Outlet Corp. common stock fund. Participants may direct that their salary reduction contributions and their appropriate share of Company contributions be invested in one or all of these funds in increments of one percent (1%).

     The guaranteed principal fund maintains liquidity amounts for Plan operations. The Plan has access to these amounts for loans, transfers, and withdrawals.

          Contributions

     The Plan provides for employee contributions from eligible participants electing to enter into a Salary Reduction Agreement with the Company. Under this feature of the Plan, a participant may elect to contribute a percentage of compensation ranging between one percent (1%) and thirteen percent (13%) in increments of one percent (1%).

     The Company makes a discretionary matching contribution to the Plan and the Retirement Committee allocates this contribution to the separate participant accounts. Only those participants who have made salary reduction contributions and have completed 1,000 hours of service will receive this allocation in 1997 and 1996. The Company allocated the discretionary matching contribution to an individual participant's account at the rate of 33% of a participant's salary reduction contribution up to six percent (6%).

     A discretionary base contribution may be made by the Company only if it has current or accumulated net profits. The Company determines the amount, if any, and the Retirement Committee allocates this contribution to the accounts of participants who were employed by the Company on the last day of the Plan year. The base contribution is allocated in proportion to each participant's compensation for the Plan year in relation to the total compensation of all participants for the Plan year. No base contribution was made in 1997 or 1996.

     Rollover contributions result from participants transferring funds from unrelated retirement plans.

          Income Tax Status

     The Plan obtained a favorable determination letter on April 6, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                                                                     (Continued)

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements


================================================================================
       Administrative Expenses

     All expenses pertaining to the operation of the Plan are paid by the Company and are not charged against the assets or income of the Plan. In addition, various administrative, legal, and accounting services are performed by Company personnel on behalf of the Plan. No charges are made to the Plan for these services. Investment expenses are charged against the Plan's income.

          Cash and Cash Equivalents

     Cash equivalents consist principally of highly liquid government securities with original maturities of three months or less.


(3)  Contributions Receivable

     Amounts receivable from employer and employees as of December 31, 1997 and 1996 represent contributions related to December payroll. These contributions were received by the Plan in January of the following year.


(4)  Plan Termination

     While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants would become 100% vested in benefits earned as of the termination date.

(5)  Investments

     Investments at fair value which represent 5% or more of the Plan's net assets at December 31, 1997 and 1996 are separately identified below.


---------------------------------------------------------------------------
                                                         1997        1996
---------------------------------------------------------------------------
     Income fund                                      $  528,428    330,989
     Equity fund                                         997,370    620,829
     Guaranteed principal fund                           517,188    415,794
     Factory Card Outlet Corp. common stock fund          55,587        --
     Participant loans                                   110,664    111,968
---------------------------------------------------------------------------
     Total                                            $2,209,237  1,479,580
---------------------------------------------------------------------------

                                                                     (Continued)

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements


--------------------------------------------------------------------------------
     During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:
--------------------------------------------------------------------------------

                                                 Year ended          Year ended
                                                December 31,        December 31,
                                                    1997                1996
--------------------------------------------------------------------------------
     Income fund                                   $  3,781             (6,994)
     Equity fund                                    200,397             74,347
     Guaranteed principal fund                       26,830             20,385
     Factory Card Outlet common stock fund          (15,149)                --
--------------------------------------------------------------------------------
     Net unrealized appreciation
       in market value of investments              $215,859             87,738
--------------------------------------------------------------------------------


(6)  Summary of Net Assets and Changes
       in Net Assets by Fund


     A summary of changes in net assets by fund type for the year ended December 31, 1997 is as follows:
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Factory Card
                                                                             Guaranteed                   Outlet Corp.
                                                       Income     Equity      principal      Participant     common
                                                        fund       fund         fund            loans      stock fund       Total
------------------------------------------------------------------------------------------------------------------------------------
     Additions to net assets attributed to:
       Net investment income                           $ 30,783      14,205          449          --               --      45,437
       Net appreciation (depreciation) in
         market value of investments                      3,781     200,397       26,830          --          (15,149)    215,859
       Interest income on participant loans                 739         536        5,478          --               --       6,753
       Contributions:
         Employer                                        29,119      60,480       42,750          --            5,842     138,191
         Employee                                       104,586     219,623      153,627          --           21,284     499,120
         Rollover                                        20,234      30,727        6,775          --            4,724      62,460
------------------------------------------------------------------------------------------------------------------------------------
     Total additions                                    189,242     525,968      235,909          --           16,701     967,820
------------------------------------------------------------------------------------------------------------------------------------
     Deductions from net assets attributed to:
         Vested benefits of
           terminated participants                      (28,022)    (53,336)     (34,451)         --             (410)   (116,219)
         Refund of excess
           employee contributions                          (168)     (1,587)        (271)         --               --      (2,026)
         Hardship withdrawals                              (181)       (187)      (1,042)         --             (193)     (1,603)
------------------------------------------------------------------------------------------------------------------------------------
     Total deductions                                   (28,371)    (55,110)     (35,764)         --             (603)   (119,848)
------------------------------------------------------------------------------------------------------------------------------------
     Fund transfers                                      16,139     (22,411)     (26,309)        (17)          32,598          --
------------------------------------------------------------------------------------------------------------------------------------
     Net increase                                       177,010     448,447      173,836         (17)          48,696     847,972

     Net assets available for plan participants:
         Beginning of year                              376,843     680,152      404,387     111,968           13,710   1,587,060
------------------------------------------------------------------------------------------------------------------------------------
         End of year                                   $553,853   1,128,599      578,223     111,951           62,406   2,435,032
------------------------------------------------------------------------------------------------------------------------------------

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

================================================================================================================================
                A summary of changes in net assets by fund type for the year ended December 31, 1996 is as follows:
================================================================================================================================
                                                                                                        Factory Card
                                                                             Guaranteed                 Outlet Corp.
                                                         Income     Equity   principal    Participant      common
                                                          fund       fund       fund         loans       stock fund      Total
--------------------------------------------------------------------------------------------------------------------------------

       Additions to net assets attributed to:
         Net investment income                          $ 21,330    13,506        303           --            --         35,139
         Net appreciation (depreciation) in
           market value of investments                    (6,994)   74,347     20,385           --            --         87,738
         Interest income on participant loans                543     1,173      2,156           --            --          3,872
         Contributions:
           Employer                                       22,180    45,462     34,338           --             49       102,029
           Employee                                       80,347   165,163    127,500           --            235       373,245
           Rollover                                       19,337    29,963      2,469           --            --         51,769
--------------------------------------------------------------------------------------------------------------------------------

       Total additions                                   136,743   329,614    187,151           --            284       653,792
================================================================================================================================

       Deductions from net assets attributed to:
         Vested benefits of
           terminated participants                       (31,056)  (71,491)   (40,973)          --            --       (143,520)
         Refund of excess
           employee contributions                         (6,370)   (2,387)    (1,641)          --            --        (10,398)
         Hardship withdrawals                                --       (575)      (575)          --            --         (1,150)
================================================================================================================================

       Total deductions                                  (37,426)  (74,453)   (43,189)          --            --       (155,068)
--------------------------------------------------------------------------------------------------------------------------------

       Fund transfers                                    (19,825)   26,853    (79,487)       59,033        13,426           --
================================================================================================================================

       Net increase                                       79,492   282,014     64,475        59,033        13,710       498,724

       Net assets available for plan participants:
         Beginning of year                               297,351   398,138    339,912        52,935           --       1,088,336
--------------------------------------------------------------------------------------------------------------------------------

         End of year                                    $376,843   680,152    404,387       111,968        13,710      1,587,060
================================================================================================================================


(7)  Reconciliation to Form 5500

     The financial information provided in line 31g of the Plan's Form 5500 includes an accrual for benefits payable to participants. This accrual was $73,503 and $9,451 at December 31, 1997 and 1996, respectively, and is included in net assets available for plan participants.


(8)  Subsequent Event

     Effective April 1, 1998, the Company amended and restated the Plan agreement. The amendments included changing the investment options and eliminating the employee minimum hours of service requirement related to participation in the Plan. In addition, the Company appointed Franklin Templeton Trust Company as trustee and investment manager of the Plan.

                                                                      Schedule 1
FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Item 27a - Schedule of Assets Hold for Investment Purposes

December 31, 1997

----------------------------------------------------------------------------------------
                    Description                                        Cost*      Market
-----------------------------------------------------------------------------------------
Cash and cash equivalents                                            $            169,387

Bank One, Chicago NA pooled investment funds:
    Income fund                                                                   528,428

    Equity fund                                                                   997,370

    Guaranteed principal fund                                                     517,188

    Factory Card Outlet Corp. common stock fund                                    55,578

Participant loans (varying rates of interest from 8% to 8.5%)                     110,664
-----------------------------------------------------------------------------------------
                                                                     $          2,378,624
-----------------------------------------------------------------------------------------

*Historical cost information is not available.

See accompanying independent auditors' report.

FACTORY CARD OUTLET OF AMERICA LTD.                                   Schedule 2
INCENTIVE SAVINGS PLAN                                                ----------

Item 27d - Schedule of Reportable Transactions

December 31, 1997

--------------------------------------------------------------------------------------------------------------------------------

                                                                                                      Current value
                                                              Purchase    Selling      Cost of         (as of date        Net
                                                                price      price      investment     of transaction)     gain
--------------------------------------------------------------------------------------------------------------------------------
Bank One, Chicago NA Income Fund:
   Series of purchases                                        $376,226                                      376,226
   Series of sales                                                          178,074       *                 178,074        *

Bank One, Chicago NA Equity Fund:
   Series of purchases                                         808,557                                      808,557
   Series of sales                                                          534,452       *                 534,452        *

Bank One, Chicago NA Guaranteed
   Principal Fund:
     Series of purchases                                       359,618                                      359,618
     Series of sales                                                        211,017       *                 211,017        *

Bank One, Chicago NA Factory Card Outlet Corp.
   Common Stock Fund:
   Series of purchases                                          71,336                                       71,336
   Series of sales                                                              600       *                     600        *
--------------------------------------------------------------------------------------------------------------------------------

*Historical cost information is not available.


See accompanying independent auditors' report.